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                          November 18, 2020

       Clifford Press
       Chief Executive Officer
       Acacia Research Corporation
       4 Park Plaza, Suite 550
       Irvine, California 92614

                                                        Re: Acacia Research
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2020
                                                            File No. 333-249984

       Dear Mr. Press:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mark L. Skaist, Esq.